SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Commission File Number 000-29872

ATI TECHNOLOGIES INC.
 (Translation of Registrant's Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
 (Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                          Form 20-F                 Form 40-F    X

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                     Yes                         No    X

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Index is located on Page 2

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ATI TECHNOLOGIES INC.

NOTICE AND

MANAGEMENT INFORMATION CIRCULAR FOR THE

ANNUAL MEETING OF SHAREHOLDERS

to be held at the Design Exchange 234 Bay Street Toronto, Ontario on Thursday, January 26, 2006 at 2:00 p.m. (Toronto time)

THIS BOOKLET CONTAINS IMPORTANT
INFORMATION FOR SHAREHOLDERS

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ATI TECHNOLOGIES INC.

ANNUAL MEETING OF SHAREHOLDERS

THIS BOOKLET EXPLAINS:

  details of the matters to be voted upon at the Meeting; and
  how to exercise your vote even if you are unable to attend the Meeting.

THIS BOOKLET CONTAINS:

  the Notice of Annual Meeting of Shareholders;
  the Management Information Circular;
  management’s request that you vote to support its proposals; and
  a proxy form that you may use to vote your common shares without attending the Meeting.

This Management Information Circular (the “Circular”) and proxy form is furnished in connection with the solicitation of proxies by or on behalf of the management of ATI Technologies Inc. (the “Company”) for use at the annual meeting (the “Meeting”) of the shareholders of the Company to be held on Thursday, January 26, 2006.

At this Meeting, management will report on the Company’s performance in fiscal 2005 and the Company’s plans for the coming year. The Meeting will deal with the usual matters of corporate governance, including the presentation of financial results, the election of directors and the appointment of auditors.

REGISTERED SHAREHOLDERS

PLEASE NOTE: A form of proxy (printed on blue paper) is enclosed with this booklet. This proxy form may be used to vote your common shares if you are unable to attend the Meeting in person. Instructions on how to vote using this proxy form are found on page 2 of the Circular.

NON-REGISTERED BENEFICIAL SHAREHOLDERS

PLEASE NOTE: If your common shares are held on your behalf, or for your account, by a broker, securities dealer, bank, trust company or similar entity (an “Intermediary”), you may not be able to vote unless you carefully follow the instructions provided by your Intermediary with this booklet.

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ATI TECHNOLOGIES INC. NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

This document provides formal notification of your invitation to attend the Annual Meeting of Shareholders (the “Meeting”) of ATI Technologies Inc. (the “Company”). The Meeting will be held at the:

Design Exchange on Thursday, January 26, 2006 at 2:00 p.m. (Toronto time)

As a shareholder, you are entitled to attend the Meeting and to cast one vote for each common share that you own. If you are a registered shareholder and are unable to attend the Meeting, you will still be able to vote on the items of business set out below by completing the form of proxy (printed on blue paper) included with this management information circular (the “Circular”). This Circular explains how to complete the proxy form, and how the voting process works. To be valid, registered shareholders must submit the proxy form to the Company’s transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”) at the Toronto offices of CIBC Mellon, no later than 5:00 p.m. (Toronto time) on Wednesday, January 25, 2006 or present the proxy form at the Meeting prior to commencement of the Meeting.

If you are a non-registered beneficial shareholder, you must follow the instructions provided by your broker, securities dealer, bank, trust company or similar entity in order to vote your shares.

The following business will be conducted at the Meeting:

1.	presentation of the financial statements of the Company for the fiscal year ended August 31, 2005, and the auditors’ report thereon;

2.	election of directors;

3.	appointment of auditors and authorizing the directors to fix the remuneration of the auditors; and

4.	transaction of any other business that is properly brought before the Meeting.

BY ORDER OF THE BOARD

Markham, Ontario	Dean J. Blain
December 1, 2005	Corporate Secretary

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ATI TECHNOLOGIES INC.

MANAGEMENT INFORMATION CIRCULAR

     Information for the Shareholders about the January 26, 2006 Annual Meeting of Shareholders

This Management Information Circular (referred to as the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of ATI Technologies Inc. (the “Company”) to all shareholders of the Company, for use at the Annual Meeting of Shareholders (the “Meeting”), together with a Notice of Annual Meeting of the Shareholders (the “Notice”) and a proxy form. The Circular’s purpose is:

  to explain how you, as a shareholder of the Company, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;
  to request that you authorize the Chair of the Board of Directors (or his alternate) to vote on your behalf in accordance with your instructions set out on the proxy form;
  to inform you about the business to be conducted at the Meeting, including the election of directors for the coming year; and
  to give you some important background information to assist you in deciding how to vote.

VOTING

Registered Shareholders

Each registered shareholder is entitled to one vote for each common share registered in his or her name as of the record date. The directors of the Company have set December 7, 2005 as the record date.

Non-registered Beneficial Shareholders

You may be a non-registered beneficial shareholder of the Company (as opposed to a registered shareholder) if your common shares are held on your behalf, or for your account, by a broker, a securities dealer, a bank, a trust company or another similar entity (called an “Intermediary”). If you are a non-registered beneficial shareholder, your Intermediary will be the entity legally entitled to vote your common shares. In order to vote your common shares, you must carefully follow the instructions that your Intermediary delivered to you with this Circular. Instead of completing the form of proxy that is printed on blue paper and may be enclosed with this Circular, you will likely be asked to complete and deliver a different form to your Intermediary. This form will instruct the Intermediary how to vote your common shares at the Meeting on your behalf. As a non-registered beneficial shareholder, while you are invited to attend the Meeting, you will not be entitled to vote at the Meeting, unless you submit all required information to your Intermediary well in advance of the Meeting and carefully follow its instructions and procedures.

OWNERSHIP OF SHARES

As of December 1, 2005, there were 251,714,849 common shares of the Company issued and outstanding. As far as the directors and senior officers of the Company are aware, no single shareholder beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Company’s common shares.

QUORUM

The presence of two shareholders or proxyholders entitled to cast votes representing at least 5% of the Company’s common shares will constitute a quorum at the Meeting. The Company’s list of shareholders as of

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the record date has been used to deliver to shareholders both the Notice and this Circular, as well as to determine who is eligible to vote.

VOTING IN PERSON

If you attend the Meeting in Toronto on Thursday, January 26, 2006 and are a registered shareholder, you may cast one vote for each of your registered common shares on any and all resolutions voted on by way of ballot at the Meeting. This includes the election of directors, the other matters listed on the Notice, and any other business that may arise at the Meeting. You may abstain from voting or oppose any matter proposed at the Meeting by either withholding your vote from, or voting your common shares against, any resolution at the Meeting, depending on the specific resolution. If you attend the Meeting in person and are a non-registered beneficial shareholder, you will not be entitled to vote at the Meeting unless you contact your Intermediary well in advance of the Meeting and carefully follow its instructions and procedures.

VOTING BY PROXY FOR REGISTERED SHAREHOLDERS

The following instructions are for registered shareholders only. If you are a non-registered beneficial shareholder, please follow your Intermediary’s instructions on how to vote your shares.

If you are unable to attend the Meeting, or if you do not wish to personally cast your votes, you may still make your votes count by authorizing another person who will be at the Meeting to vote on your behalf. You may either tell that person how you want to vote, or let him or her choose for you. This is called voting by proxy.

What Is a Proxy?

A proxy is a document that you may sign in order to authorize another person to cast your votes for you at the Meeting. The document that is printed on blue paper and is enclosed with this Circular is the form of proxy that you may use to authorize another person to vote on your behalf at the Meeting. You may use this proxy form to assign your votes to the Chair of the Board of Directors (or his alternate) or to any other person of your choice. You may also use any other legal proxy form.

Appointing a Proxyholder

Your proxyholder is the person that you appoint to cast your votes at the Meeting on your behalf. You may choose the Chair of the Board of Directors (or his alternate) or any other person that you want to be your proxyholder. Please note that your proxyholder is not required to be another shareholder of the Company. If you want to authorize the Chair of the Board of Directors (or his alternate) as your proxyholder, please leave the line near the top of the proxy form blank, as the Chair’s name and the name of his alternate, are already pre-printed on the form. If you want to authorize another person as your proxyholder, just fill in that person’s name in the blank space located near the top of the enclosed proxy form and cross out the name of the Chair of the Board of Directors and his alternate.

Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation of the Meeting that may occur in the event that the Meeting is adjourned. If you return the attached proxy form to the Company’s transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”), and have left the line for the proxyholder’s name blank, then the Chair of the Board of Directors or his alternate will automatically become your proxyholder.

Depositing Your Proxy

To be valid, the proxy form must be filled out, correctly signed (exactly as your name appears on the proxy form), and returned to the Toronto office of the Company’s transfer agent, CIBC Mellon, by either delivering it to 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or faxing it to (416) 368-2502 by 5:00

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p.m. (Toronto time) on Wednesday, January 25, 2006 (or the last business day prior to any reconvened Meeting in the event of an adjournment of the Meeting) or by presenting it at the Meeting prior to commencement of the Meeting (or at the reconvened Meeting in the event of an adjournment of the Meeting). Your proxyholder may then vote on your behalf at the Meeting.

You may instruct your proxyholder how you want to vote on the issues listed in the Notice by checking the appropriate boxes on the proxy form. If you have specified on the proxy form how you want to vote on a particular issue, by checking FOR, AGAINST or WITHHOLD depending on the specific resolution, then your proxyholder must cast your votes as instructed. By checking “WITHHOLD” on the proxy form, where applicable, you will be abstaining from voting.

If you have NOT specified how to vote on a particular matter, your proxyholder is entitled to vote your common shares as he or she sees fit. Please note that if your proxy form does not specify how to vote on any particular matter, and if you have authorized the Chair of the Board of Directors or his alternate to act as your proxyholder (by leaving the line for the proxyholder’s name blank on the proxy form), your common shares will be voted at the Meeting as follows:

  FOR management’s nominees for election as directors; and
  FOR the reappointment of KPMG LLP as auditor.

For more information on these issues, please see the section entitled “Business of the Meeting” beginning on page five of this Circular. If any other issues properly arise at the Meeting that are not described in the Notice, or if any amendments are proposed to the matters described in the Notice, your proxyholder is entitled to vote your common shares as he or she sees fit. The Notice sets out all the matters to be determined at the Meeting that are known to management as of December 1, 2005.

Revoking Your Proxy

If you want to revoke your proxy after you have signed and delivered it to CIBC Mellon, you may do so by delivering another properly executed form of proxy bearing a later date and delivering it as set out above under the heading “Depositing Your Proxy” or by clearly indicating in writing that you want to revoke your proxy and delivering this written document to the Company at:

33 Commerce Valley Drive East Markham, Ontario L3T 7X6 Attention: Corporate Secretary Fax: (905) 709-6950

This revocation must be received by the Company by 5:00 p.m. (Toronto time) on Wednesday, January 25, 2006 (or by 5:00 p.m. (Toronto time) on the last business day before the date of any continuation of the Meeting that may occur in the event that the Meeting is adjourned), or by the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting (or any continuation of the Meeting that may occur in the event that the Meeting is adjourned), or in any other way permitted by law.

If you revoke your proxy and do not replace it with another form of proxy that is deposited with CIBC Mellon on or before the deadline, 5:00 p.m. (Toronto time) on Wednesday, January 25, 2006, you may still vote your own common shares in person at the Meeting provided you are a registered shareholder whose name appears on the shareholders’ register of the Company.

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SOLICITATION OF PROXIES

The Company requests that you fill out your proxy form to ensure your votes are cast at the Meeting. If you leave the proxy form blank, and if you do not specify how your common shares are to be voted on particular resolutions, the Chair of the Board of Directors (or his alternate) will vote your common shares as described above. This solicitation of your proxy (your vote) is made on behalf of management of the Company.

The Company will pay the cost related to the foregoing solicitation of your proxy. This solicitation will be made primarily by mail. Regular employees of the Company, or the representatives of CIBC Mellon, may also ask for proxies to be returned, but will not be paid any additional compensation for doing so.

HOW A VOTE IS PASSED

All matters that are scheduled to be voted upon at the Meeting are ordinary resolutions. Ordinary resolutions are passed by a simple majority, meaning that if more than half of the votes that are cast are in favour, then the resolution passes.

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BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

Unless such authority is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of the seven nominees to the Board of Directors of the Company (referred to as either the “Board” or the “Board of Directors”) whose names are set forth below.

Management does not contemplate that any of the nominees named below will be unable to serve as a director of the Company. If any nominee becomes unable to serve as a director for any reason prior to the Meeting, and if you authorize the Chair of the Board of Directors (or his alternate) to act as your proxyholder at the Meeting, the Chair of the Board of Directors (or his alternate) reserves the discretionary right to vote for other management nominees, unless directed to withhold from voting.

In November 2005, Mr. K.Y. Ho retired as a director and officer of the Company. Mr. Ho was a founder of the Company in 1985 and also served as the Company’s Chairman and, until June 1, 2004, its Chief Executive Officer. The Board of Directors and management extend their sincere thanks and gratitude to K.Y. for his vision and leadership in guiding the Company over the past 20 years to its position as the leading graphics company in the world.

The articles of incorporation of the Company provide for a minimum of three and a maximum of fifteen directors. At the Meeting, management will nominate the seven persons listed below for election as directors of the Company. If elected, each director will hold office until the next annual meeting of shareholders or until their successors are elected or appointed. In addition to the existing six directors who will be re-nominated, the Company’s management proposes one new director, Mr. David E. Orton.

Mr. David E. Orton is currently the President and Chief Executive Officer of the Company. Mr. Orton joined the Company as President and Chief Operating Officer in April 2000, when the Company completed the acquisition of ArtX, Inc. From 1999 to April 2000, Mr. Orton was ArtX, Inc.’s President and Chief Executive Officer. ArtX, Inc., founded in 1997, developed high-performance graphics for both PCs and game consoles. From 1990 to 1999, Mr. Orton held various positions with Silicon Graphics, Inc. His most recent position was that of Senior Vice President and General Manager of the Visual Computing business unit, which included the workstation and advanced graphics divisions. Mr. Orton received his Bachelor of Science degree in Mathematics and Economics from Wake Forest University and a Master of Science degree in Electrical Engineering from Duke University.

All of management’s nominees, except for Mr. David E. Orton, are now directors of the Company and have been since the dates indicated in the list below.

The following table states: (i) the name and jurisdiction of residence of each person proposed to be nominated for election as a director; (ii) a brief biography of each nominee which sets out, among other things, all other public boards of directors on which such nominee serves; (iii) the nominee’s principal occupation and employment; (iv) the year in which each nominee became a director; (v) the number of common shares and deferred share units (“DSUs”) (described below under the heading “Compensation of Directors”) of the Company beneficially owned or over which control or direction, directly or indirectly, was exercised by that nominee or that was reported in insider filings as of December 1, 2005; and (vi) the committees of the Board of which each nominee is a member.

For information regarding: the compensation of directors, see “Executive Compensation – Compensation of Directors”; share ownership guidelines for directors and the equity at risk for each director, see “Executive Compensation – Share Ownership Guidelines for Directors and the Chief Executive Officer”; the independence of each director, see “Statement of Corporate Governance Practices – Board of Directors”; and

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the attendance record of each director at Board and committee meetings, see “Statement of Corporate Governance Practices – Board and Committee Meetings”.

Management’s Nominees for Election as Directors of the Company

Name and			Year	Number of
Jurisdiction		Principal	Became	Common	Number of
of Residence	Biography	Occupation	Director	Shares	DSUs

David E.	Mr. Orton is the President and Chief Executive	President and	-	245,822(7)	-
Orton	Officer of the Company. From April 2000 to June	Chief Executive
	2004, Mr. Orton was the President and Chief	Officer,
Los Altos,	Operating Officer of the Company. Prior to April	ATI Technologies
California	2000, Mr. Orton was the President and Chief	Inc.
United States	Executive Officer of ArtX, Inc.(5)

Alan D. Horn	Alan Horn is Vice President, Finance and Chief	Vice President,	1993	226,000(8)	19,500
(1)	Financial Officer of Rogers Communications Inc.	Finance and Chief
Toronto,		Financial Officer,
Ontario		Rogers
Canada		Communications
Inc.

James D.	James Fleck is Chairman of Fleck Management	Chairman, Fleck	1995	-	24,375
Fleck	Services Ltd. and Professor Emeritus at the	Management
(1) (2) (3) (4)	Rotman School of Management, University of	Services Ltd.
Toronto,	Toronto. Until August 1994, he was Chief
Ontario	Executive Officer of Fleck Manufacturing Inc. Dr.
Canada	Fleck was Chairman of Alias Research Inc. from
1992 to 1995. Dr. Fleck is a director of Certicom
Corp.

Paul Russo (2)	Paul Russo is the principal founder of Silicon	Chairman,	2002	5,000	19,500
	Optix Inc. and serves as President, Chief	President and
Los Altos	Executive Officer and Chairman of the company.	Chief Executive
Hills,	Prior to Dr. Russo’s founding of Silicon Optix, he	Officer, Silicon
California	was the principal founder of Genesis Microchip	Optix Inc.
United States	Inc. and served as Chief Executive Officer and
director from its inception in 1987 through April
2000. Mr. Russo is also a director of Algolith
Inc.(6) and LTRIM Technologies Inc.(6)

Ronald	Ronald Chwang is the Chairman and President of	Chairman and	2003	166,500	32,500
Chwang (3)	iD Ventures America, LLC (formerly, Acer	President, iD
	Technology Ventures, America LLP). From 1992	Ventures America,
Los Altos	to 1997, Dr. Chwang was President and Chief	LLC (formerly,
Hills,	Executive Officer of Acer America Corporation.	Acer Technology
California	Dr. Chwang is a director of Silicon Storage	Ventures (ATV),
United States	Technology Inc. and iRobot Corp.	America).

John E.	John Caldwell is President and Chief Executive	President and	2003	-	18,416
Caldwell	Officer of SMTC Corporation Limited. From 2001	Chief Executive
(1) (2) (3)	to 2002, Mr. Caldwell was a consultant to GEAC	Officer of SMTC
Toronto,	Computer Corporation Limited (“GEAC”) and	Corporation.
Ontario	from 2000 to 2001 he was the President and Chief
Canada	Executive Officer of GEAC. From 1993 to 1999,
Mr. Caldwell was the President and Chief
Executive Officer of CAE Inc. Mr. Caldwell also
serves on the boards of Cognos Inc., Faro
Technologies Inc., Rothmans Inc., Parmalat
Canada(6), Stelco Inc. and SMTC Corporation.

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Name and			Year	Number of
Jurisdiction		Principal	Became	Common	Number of
of Residence	Biography	Occupation	Director	Shares	DSUs

Robert A.	Robert A. Young is the Managing Director of	Managing	2003	-	18,416
Young (1)	Mirador Capital L.L.C. Formerly, Dr. Young was	Director, Mirador
	Managing Director with Dillon, Read & Co., an	Capital, L.L.C.
New Canaan,	investment bank. He had corporate finance
Connecticut	responsibility for information technology
United States	companies. He had previously served as the
Managing General Partner of Dillon, Read &
Co.’s venture capital funds. Prior to joining
Dillon, Read & Co., Dr. Young was President of
IBM Instruments. Dr. Young also serves on the
boards of Tessera Technologies Inc.,(6) SRC
Computers, Inc., Open-Xchange, Inc.(6) and
several other private information technology
companies.

(1)	Member of the Audit Committee.

(2)	Member of the Human Resource and Compensation Committee.

(3)	Member of the Governance and Nominations Committee.

(4)	Chair of the Board of Directors since November 2005.

(5)	The Company acquired all the issued and outstanding shares of ArtX, Inc. in April, 2000.

(6)	A non-public company.

(7)	Common shares registered in the name of the Orton Trust.

(8)	Includes 20,000 common shares registered in the name of Mr. Horn’s spouse and 6,000 common shares registered in the name of a trust for Mr. Horn’s children.

Except as noted in the biographies set out above, all of the directors of the Company have held their principal occupation as noted opposite their respective names throughout the past five years.

In October 2005, a panel of three commissioners of the Ontario Securities Commission (“OSC”) (including the Vice-Chair of the OSC) dismissed all allegations of insider trading against Mr. K.Y. Ho, then Chairman of the Company, and his wife. The panel’s decision completely exonerated the former Chairman and his wife. The decision was made following a hearing which was held by the OSC panel in the Spring of 2005 regarding allegations that had been filed by staff of the OSC in January 2003.

Mr. Caldwell was a director of Mosaic Group Inc. in December 2002 when it obtained a court order under the Companies Creditors Arrangement Act (Canada) (“CCAA”) to initiate the restructuring of its debt obligations and capital structure. Mr. Caldwell is also a director of Stelco Inc. In January 2004, Stelco Inc. obtained a court order under the CCAA to initiate the restructuring of its debt obligations and capital structure. Concurrently, Stelco Inc. made a petition for recognition of the CCAA order and ancillary relief under section 304 of the U.S. Bankruptcy Act.

Mr. Horn was a director of AT&T Canada Inc. (“AT&T Canada”) as a representative of Rogers Communications Inc. until October, 2002 when he resigned following a change in the ownership structure of AT&T Canada. Subsequently AT&T Canada filed for protection under the CCAA.

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APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying form of proxy intend to vote FOR the reappointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders and to vote to authorize the directors of the Company to fix the auditors’ remuneration. KPMG LLP have served as auditors of the Company since 1987.

Audit Fees

Audit fees paid to KPMG LLP totalled U.S. $699,000 in fiscal 2005 and U.S. $465,000 in fiscal 2004 (which included audit fees incurred in connection with the preparation of the Company’s base shelf prospectus, but excluded audit fees associated with interim review procedures performed in connection with the review of the Company’s quarterly financial reports in fiscal 2004). Audit fees comprise of professional services for the audit of the Company’s annual financial statements, interim review procedures performed in connection with the Company’s quarterly reports, and services normally provided in connection with the Company’s statutory and regulatory filings which includes the audit of the tax provision and fees for accounting consultation and statutory audits of subsidiaries.

Audit-Related Fees

Audit-related fees paid to KPMG LLP totalled U.S. $169,000 in fiscal 2005 and U.S. $205,000 in fiscal 2004 (which included audit fees associated with interim review procedures performed in connection with the review of the Company’s quarterly reports in fiscal 2004). These audit-related fees include fees associated with other accounting advisory and assistance services such as due diligence assistance, accounting consultation on proposed transactions and SOX advisory services.

Tax Fees

Fees paid to KPMG LLP for tax services, including tax compliance, tax advice and tax planning, totaled approximately U.S. $357,000 in fiscal 2005 and U.S. $190,000 in fiscal 2004.

All Other Fees

Fees paid to KPMG LLP for services other than those reported in the categories above totaled U.S. $9,000 in fiscal 2005 and U.S. $420,000 in fiscal 2004.

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STATEMENT OF EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned during each of the last three fiscal years by the Company’s Chief Executive Officer, the current and former Chief Financial Officer and the three other most highly compensated executive officers of the Company. All amounts in the following Summary Compensation Table are expressed in United States dollars unless otherwise specified. This is consistent with the Company’s financial reporting.

Summary Compensation Table
(All dollar amounts are stated in U.S. Dollars)

		Annual Compensation			Long Term Compensation

					Awards		Payouts

					Securities
				Other	Under	Shares or
				Annual	Options/	Units Subject
				Compen-	SARs	to Resale	LTIP	All Other
Name and Principal	Fiscal	Salary	Bonus	sation	Granted	Restrictions	Payouts	Compensation
Positions	Year	($)	($)	($) (1)	(#)	($)	($)	($)

David Orton (2) (4)	2005	500,000	250,000	-	-	-	-	-
Chief Executive Officer and	2004	383,333	641,000	-	250,000	-	-	-
President	2003	300,000	200,000	95,698(5)	-	-	934,037(6)	-

Patrick Crowley (3) (7)	2005	203,530	46,227	-	265,000	287,824 (8)	-	-
Senior Vice President,	2004	-	-	-	-	-	-	-
Finance and Chief Financial	2003	-	-	-	-	-	-	-
Officer

Terry Nickerson (3) (9)	2005	214,915	34,873	-	-	-	-	-
Former Senior Vice	2004	199,593	172,730	-	-	-	-	-
President, Finance and Chief	2003	167,932	91,125	-	-	206,388(10)	-	-
Financial Officer

Rick Bergman (4)	2005	318,333	65,000	-	80,000	154,200(11)	-	-
Senior Vice President and	2004	298,033	260,000	-	70,000	-	-	-
General Manager,	2003	280,000	210,000	-	-	347,280(12)	-	-
PC Group

Rick Hegberg (4) (13)	2005	350,000	102,500	-	80,000	231,300(14)	-	-
Senior Vice President,	2004	350,000	267,000	-	50,000	-	-	-
Worldwide Sales	2003	251,955	122,000	-	250,000	-	-	-

Adrian Hartog (3)	2005	275,740	48,660	-	80,000	156,766(15)	-	-
Senior Vice President and	2004	240,898	195,260	-	80,000	-	-	-
General Manager, Consumer	2003	202,500	74,250	-	-	464,373(16)	-	-
Group

(1)	Perquisites and other personal benefits are not shown if they did not exceed the applicable disclosure threshold of the lesser of: Cdn.$50,000 and 10% of the total annual salary and bonus of the named executive officer for the fiscal year.
(2)	Mr. Orton was appointed as Chief Executive Officer on June 1, 2004.
(3)	Messrs. Crowley, Nickerson and Hartog were domiciled in Canada and paid in Canadian dollars. All amounts are expressed in United States dollars converted at the exchange rate of U.S.$0.811 to Cdn.$1.00 (2004 – U.S.$0.751; 2003 – U.S.$0.675) for the year ended August 31, 2005.
(4)	Messrs. Orton, Bergman and Hegberg were domiciled in the United States and paid in United States dollars.
(5)	Represents amounts forgiven under a note entered into between ArtX and Mr. Orton on May 13, 1999.
(6)	Represents the first of three potential incentive payments under incentive arrangements implemented in 2002, paid following the Company’s successful entry into specified business arrangements during fiscal 2003.
(7)	Mr. Crowley was appointed as Senior Vice President, Finance and Chief Financial Officer on January 19, 2005. He was an employee of the Company for approximately eight months in fiscal 2005.
(8)	Represents an award of 15,000 RSUs made in December 2004, which RSUs are valued at $287,824 based on the market price of the Company’s common shares at the time of the grant and $175,298 as of August 31, 2005. The RSUs vest in three equal instalments over a three year period commencing in December 2005.

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(9)	Mr. Nickerson resigned as Senior Vice President, Finance and Chief Financial Officer on January 18, 2005. Mr. Nickerson is currently employed as Senior Vice President, Strategic Programs.
(10)	Represents an award of 16,000 RSUs made in October 2003 in respect of the fiscal year ended August 31, 2003, which RSUs are valued at $206,388 based on the market price of the Company's common shares at the time of the grant. The RSUs vest in three equal instalments over a three year period commencing in October 2004. As of August 31, 2005, 10,667 RSUs remain outstanding and are valued at $124,660.
(11)	Represents an award of 10,000 RSUs made in May 2005, which RSUs are valued at $154,200 based on the current market price of the Company’s common shares at the time of the grant and $121,800 as of August 31, 2005. The RSUs vest in three equal instalments over a three year period commencing in May 2006 and are subject to corporate performance factors.
(12)	Represents an award of 24,000 RSUs made in October 2003 in respect of the fiscal year ended August 31, 2003, which RSUs are valued at $347,280 based on the market price of the Company’s common shares at the time of the grant. The RSUs vest in three equal instalments over a three year period commencing in October 2004. As of August 31, 2005, 16,000 RSUs remain outstanding and are valued at $194,880.
(13)	Mr. Hegberg was an employee of the Company for approximately eight months of fiscal 2003.

(14)	Represents an award of 15,000 RSUs made in May 2005, which RSUs are valued at $231,300 based on the current market price of the Company’s common shares at the time of the grant and $182,700 as of August 31, 2005. The RSUs vest in three equal instalments over a three year period commencing in May 2006 and are subject to corporate performance factors.

(15)	Represents an award of 10,000 RSUs made in May 2005, which RSUs are valued at $156,766 based on the current market price of the Company’s common shares at the time of the grant and $116,865 as of August 31, 2005. The RSUs vest in three equal instalments over a three year period commencing in May 2006 and are subject to corporate performance factors.

(16)	Represents an award of 36,000 RSUs made in October 2003 in respect of the fiscal year ended August 31, 2003, which RSUs are valued at $464,373 based on the market price of the Company’s common shares at the time of the grant. The RSUs vest in three equal instalments over a three year period commencing in October 2004. As of August 31, 2005, 24,000 RSUs remain outstanding and are value at $280,476.

Option/SAR Grants During the Most Recently Completed Financial Year
Market Value
		% of Total		of Securities
		Options/SARs		Underlying
		Granted to		Options/SARs
	Securities Under	Employees in		on the Date of
	Options/SARs	2005 Financial	Exercise or Base	Grant
Name	Granted (#)	Year	Price ($/Security)	($/Security)	Expiration Date

David Orton	-	-	-	-	-

	225,000		Cdn.23.66	Cdn.23.66	December 31, 2011
Patrick Crowley	40,000	4.9	Cdn.19.33	Cdn.19.33	May 2, 2012

Terry Nickerson	-	-	-	-	-

Rick Bergman	80,000	1.5	U.S.15.42	U.S.15.42	May 2, 2012

Rick Hegberg	80,000	1.5	U.S.15.42	U.S.15.42	May 2, 2012

Adrian Hartog	80,000	1.5	Cdn.19.33	Cdn.19.33	May 2, 2012

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option/SAR Values

			Unexercised	Value of Unexercised
			Options/SARs at	in-the-Money
	Securities		August 31, 2005	Options/SARs at
	Acquired on	Aggregate Value	(#)	August 31, 2005
	Exercise	Realized	Exercisable/	($)(1)
Name	(#)	($)	Unexercisable	Exercisable/Unexercisable

David Orton	281,862 (2)	U.S.4,873,869	325,158 / 275,053	U.S.1,371,075 / 457,027

Patrick Crowley	-	-	0 / 265,000	Cdn.0 / 0

Terry Nickerson	-	-	50,625 / 9,375	Cdn.74,400 / 0

Rick Bergman	22,500	Cdn.268,435	142,500 / 0 (3)	Cdn.787,325 / 0
	-	-	70,625 / 139,375 (4)	U.S.0 / 0

Rick Hegberg	62,500	U.S.703,060	15,625 / 208,125	U.S.0 / 721,875

Adrian Hartog	-	-	198,125 / 151,875	Cdn.744,000 / 0

(1)	Based on the closing price of Cdn.$14.41 and U.S.$12.18 of the Company’s common shares on the Toronto Stock Exchange and the NASDAQ Stock Market, respectively, on August 31, 2005.
(2)	Exercise of options granted under the ArtX Inc.’s 1997 Equity Incentive Plan . Please see “Equity Plans – Share Option Plan”.

(3)	Mr. Bergman has received grants of options in both Canadian and U.S. dollars. Original grant price(s) based in Canadian dollars.

(4)	Mr. Bergman has received grants of options in both Canadian and U.S. dollars. Original grant price(s) based in U.S. dollars.

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INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No current or former director, executive officer, employee, proposed nominee for election as a director or any associate of any such director or officer or proposed nominee has any indebtedness to, or guaranteed or supported by, the Company or any of its subsidiaries as at December 1, 2005.

COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

The Human Resources and Compensation Committee oversees and makes recommendations to the Board of Directors on all aspects of compensation payable to the Chief Executive Officer of the Company. The Human Resources and Compensation Committee is currently composed of three members of the Board of Directors who are neither employees nor former employees of the Company. During fiscal 2005, the members of the Human Resources and Compensation Committee were as follows: John Caldwell, Paul Russo and James Fleck. The Human Resources and Compensation Committee invites the Senior Vice President, Corporate Services to attend most meetings to provide advice and consultation as required.

REPORT ON EXECUTIVE COMPENSATION

The executive compensation policy of the Company is designed to remunerate the Company’s executives with compensation that is competitive in the high-tech market place in which the Company operates and sources talent, with a particular emphasis on comparable hardware and semiconductor companies. Secondary comparisons are also made to comparably-sized (considering annual revenue and total number of employees) companies across a wide range of industries to ensure the Company’s pay programs are also competitive with the broad marketplace, especially for positions recruited from outside the high-tech marketplace. The total compensation package for executives is targeted at the 67th percentile of the applicable comparator group in the country which the executive resides and is comprised of a base salary and variable (at-risk) pay consisting of short term and long term incentives.

Executives are eligible to earn annual performance-based bonuses and be granted stock options and RSUs at the sole discretion of the Company. These incentive plans are intended to motivate executives to meet and exceed individual objectives and pre-established corporate financial objectives, as well as to align the financial interests of the executives with the financial interests of the shareholders of the Company. Consistent with the high-tech market place, an emphasis is placed on variable (at-risk) long-term incentives as a means of achieving these objectives.

Executives are also eligible for Company benefits consistent with other non-officer employees. The Company does not have an employee or executive pension plan.

The Human Resources and Compensation Committee (the “Committee”) reviews and assesses the competitiveness and appropriateness of the compensation arrangements of the Chair of the Board of Directors and the Chief Executive Officer and makes recommendations regarding these compensation packages to the Board for approval. In conducting the review, the Committee considers, among other things, individual performance assessments, the Company’s performance, the alignment with and balance between short and longer-term performance goals, the value of incentive awards paid to similar positions in comparable companies and previous incentive awards. The Committee also reviews the Chief Executive Officer’s recommendations regarding the compensation packages for the Company’s other executive officers. The Committee uses the services of an independent external compensation consultant to review the competitiveness of compensation arrangements and to assist in the development of new compensation programs.

Salary

Salaries for each of the Company’s executive officers is targeted at the median of the applicable comparator group. Actual salaries take into consideration the individual’s position and responsibilities in the Company, the

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individual’s contribution to the Company’s performance and amounts paid by companies in the same industry for comparable positions.

Annual Bonus

As noted above, each executive of the Company, including the Chief Executive Officer, has an opportunity to earn an annual performance bonus. Generally, the target bonus for each executive is expressed as a percentage of base salary and is commensurate with bonuses which are competitive in the industry for the position. Any bonus that is paid is based on the achievement by the Company of specific pre-set financial metrics and individual performance. Bonuses may exceed the target bonus, up to a maximum of 200% of base salary, subject to these corporate financial metrics being exceeded and an assessment of each executive’s individual performance.

In fiscal 2005, the specific financial metrics for the annual executive bonus program were established by the Chief Executive Officer for approval by the Committee and then recommended for approval by the Board of Directors. The Board of Directors approved specific earnings per share (“EPS”) targets for each quarter and for the full year, as well as specific business unit financial targets. Bonuses for the Chief Executive Officer and corporate executives were based on these EPS targets, while the bonuses for executives within the business units were based on a combination of the EPS and business unit financial targets. The bonus payouts with respect to the EPS component of the bonus program reflect the fact that no payment was made for the last two quarters or the overall fiscal year as the Company’s performance fell below 75% of the quarterly EPS targets and 80% of the fiscal year EPS target, but that EPS performance targets for the first two quarters of the fiscal year were exceeded. A similar methodology applied to the business unit financial component of the executive bonus plan.

The annual executive bonus pool was funded proportionate to the Company’s performance relative to these financial metrics. Bonuses were determined for each executive (except the Chief Executive Officer) based on the respective financial measures and then adjusted upward or downward to reflect the executive’s achievement of specific individual performance goals set and assessed by the Chief Executive Officer. The aggregate bonuses paid to all executives, other than the Chief Executive Officer (for whom the Board determines the bonus), after taking into account the individual performance assessments, was limited to the amount of the bonus pool funded based on the achievement of the financial targets.

Long Term Incentives

The Company has established the Option Plan, the RSU Plans and the Share Purchase Plan, which are designed to encourage all eligible employees, officers (including executive officers) and management directors of the Company to align their interests directly with those of shareholders and to benefit shareholders by allowing the Company to attract and retain employees in the competitive high-tech sector where such compensation activities are standard. Details of the Company’s incentive plans are set out below under the heading “Equity Plans.”

The Committee is responsible for establishing and monitoring the overall policy for the Option Plan, the RSU Plans and Share Purchase Plan. This responsibility includes the consideration of proposed option and RSU grants, as required, and the making of appropriate recommendations to the Board of Directors for approval. The Committee has specific responsibility for reviewing the proposed grants of stock options and/or RSUs to executive officers of the Company.

The number of stock options and/or RSUs granted to executive officers is based upon similar factors as are relevant in setting the salary and annual bonus of executive officers. In addition, the amount and terms of outstanding options and RSUs are considered when determining new grants for executives and all employees.

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Chief Executive Officer’s Compensation

Mr. Orton was appointed as the Company’s President and Chief Operating Officer in April 2000 and was appointed as Chief Executive Officer on June 1, 2004. The Committee is responsible for recommending to the Board of Directors for approval Mr. Orton’s salary, bonus and any stock options or other share based equity awards. Mr. Orton’s salary remains unchanged from U.S.$500,000 per annum, which became effective upon his appointment as Chief Executive Officer following a comprehensive review with an independent external compensation consultant. This salary level is between the 50th and 67th percentiles of the selected comparator group consisting of select U.S. technology companies, primarily in the semiconductor industry.

Mr. Orton’s target bonus of 100% of base salary has also remained unchanged since his appointment as Chief Executive Officer. Mr. Orton’s bonus is based on the achievement of the same EPS performance targets set for all executives and pre-established individual performance objectives set by the Board of Directors. Based on the corporate performance factor, as well as the Board of Directors’ assessment (as recommended by the Committee) of the individual performance objectives, Mr. Orton was awarded a bonus of U.S.$250,000 for fiscal 2005. This bonus was consistent with the bonuses payable to the other executive officers for fiscal 2005, in that it reflected that the EPS performance targets were not met for the last two quarters or the overall fiscal year, but that EPS performance targets for the first two quarters of the fiscal year were exceeded.

Under incentive arrangements implemented in 2002, Mr. Orton, among others, participates in a performance-based incentive which was conditional upon the Company being successful in entering into specified business arrangements with a third party during the fiscal year ended August 31, 2003. The Committee believes that achievement of certain pre-determined milestones relating to the third party arrangements is consistent with the long-term objectives of the Company. The incentive payable to Mr. Orton consists of (i) three cash payments of U.S.$934,037 payable upon achievement of each of three specified milestones (relating to the third party arrangements) over an estimated period of three years, and (ii) options to purchase up to 350,211 common shares of the Company granted under the Option Plan at an exercise price of U.S.$6.96 per share. During fiscal 2003, the Company successfully entered into the third party arrangements and, as a result, the first of the three potential incentive payments was made and the options became exercisable subject to vesting requirements. No incentive payments were made during fiscal 2004 or fiscal 2005 in respect of this arrangement.

Pursuant to the Company’s share ownership guidelines, Mr. Orton is required to own at least U.S.$350,000 in common shares and/or RSUs. As of August 31, 2005, Mr. Orton met this requirement. For more information, see “Share Ownership Guidelines for Directors and the Chief Executive Officer”.

The foregoing Report on Executive Compensation was submitted by the members of the Committee - John Caldwell, Paul Russo and James Fleck.

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COMPENSATION OF DIRECTORS

In 2003, directors’ compensation was reviewed in the context of best practices in order to better align director interests with shareholder interests. A competitive benchmark analysis on directors’ compensation for high-tech companies in both Canada and the United States was completed with an independent consulting firm. As a result of the review, it was determined that compensation for directors of the Company should be targeted at the 50th percentile of the U.S. technology comparator group. In 2005, the Board of Directors reviewed and confirmed the following annual compensation package for non-management directors that was first implemented in 2003:

Board Member Retainer:	$25,000 per annum and 6,500 deferred share units
(“DSUs”, described below)
Committee Member Retainer:	$3,000 per annum
Board and Committee Meeting Fee:	$1,500
Board and Committee Meeting Fee for Conference
Call Meetings or Meetings of Less than 1 Hour:	$500
Travel Fee for Board and Committee Meetings for
which travel of over 500 miles is required:	$1,500
Lead Director Retainer:	$25,000 and 1,625 DSUs
Audit Committee Chair Retainer:	$7,500
Other Committee Chair Retainer:	$3,000
Initial Award for New Directors:	3,250 DSUs

The cash portion of retainers and fees is payable in U.S. dollars regardless of the director’s country of residence. Related expenses incurred by directors are reimbursed by the Company. The annual compensation package for directors is reviewed on an annual basis.

The deferred share unit plan (the “DSU Plan”) has been established for non-management directors. A DSU is a unit equivalent in value to one common share of the Company based on the five-day average trading price of the Company’s common shares on the NASDAQ Stock Market (the “Weighted Average Price”) immediately prior to the date on which the value of the DSU is determined. DSUs may not be redeemed until such time as the director leaves the Board of Directors, thereby providing an ongoing equity stake in the Company throughout the director’s period of Board service. On termination or retirement from the Board of Directors, the director will be unable to redeem DSUs during the six-month period following their departure from the Board of Directors. DSUs must however, be redeemed within the maximum time period allowed by Canada Revenue Agency (i.e., by the end of December in the year following the year of departure from the Board of Directors). Upon redemption, the Company will make a cash payment equal to the number of DSUs held multiplied by the Weighted Average Price as of the redemption date. No common shares are issuable or may be acquired by directors under the DSU Plan.

The initial DSU award for newly appointed directors noted above is in addition to the annual DSU retainer and is subject to a one-year vesting requirement. Annual retainers in the form of DSUs will be pro-rated for directors appointed between annual meetings, based upon the number of months of service during the twelve months ending January 31.

Non-management directors are no longer permitted to receive options and no options have been granted to non-management directors in the past three years. Three directors currently hold an aggregate of 225,000 previously granted options.

While Mr. Ho was a management director, he did not receive compensation under the package outlined above. Mr. Ho’s salary in fiscal 2005 was U.S.$243,300. Mr. Ho was entitled to receive the same employment-related benefits that senior executives of the Company received.

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SHARE OWNERSHIP GUIDELINES FOR DIRECTORS AND THE CHIEF EXECUTIVE OFFICER

To further ensure that directors’ and the Chief Executive Officer’s interests are aligned with shareholders’ equity, share ownership guidelines have been adopted. Directors and the Chief Executive Officer are each required to own at least U.S.$350,000 in common shares, DSUs or RSUs. For the directors, based on the closing price of the common shares on NASDAQ at August 31, 2005, this threshold was more than three times the Board member retainer of US$25,000 and 6,500 DSUs.

For purposes of these guidelines, the value of the common shares, DSUs or RSUs held will be based on the higher of current market value and the acquisition value. To facilitate the establishment of, these ownership guidelines, accumulation of the requisite amount of common shares, DSUs and/or RSUs is permitted to be made over a three-year period. Once the ownership guidelines have been met by a director, the director will have the option to receive an equivalent number of RSUs issued under the Company’s RSU Plans in lieu of a DSU grant.

The following table summarizes equity ownership in the Company by then individual directors and the Chief Executive Officer as at August 31, 2005:

Name	Common	Total Value of	DSUs	Total Value of	RSUs	“Equity at Risk”(3)	Required
	Shares	Common Shares(1)		DSUs(2)			Investment

K.Y. Ho	2,890,440(4)	U.S.$35,205,559	-	-	-	U.S.$35,205,559	0

Alan Horn	200,000	U.S.$2,436,000	19,500	U.S.$283,498	-	U.S.$2,719,498	0

James Fleck	0	0	24,375	U.S.$354,359	-	U.S.$354,359	0

Paul Russo	5,000	U.S.$60,900	19,500	U.S.$283,498	-	U.S.$344,398	$5,602

Ronald Chwang	166,500	U.S.$2,027,970	32,500	U.S.$474,598	-	U.S.$2,502,568	0

John Caldwell	0	0	18,416	U.S.$267,563	-	U.S.$267,563	$82,437

Robert Young	0	0	18,416	U.S.$267,563	-	U.S.$267,563	$82,437

David Orton	245,822(5)	U.S.$2,994,112	-	-	-	U.S.$2,994,112	0

(1)	Calculated using the closing price of common shares of the Company on NASDAQ on August 31, 2005, which was U.S.$12.18 per common share..
(2)	Calculated using the acquisition value of the DSUs, being the acquisition price of common shares of the Company on NASDAQ on December 18, 2003 (U.S. $14.70), on March 30, 2004 (U.S.$16.30) and on March 23, 2005 (U.S.$16.82).
(3)	The aggregate of the “Total Value of Common Shares” and the “Total Value of DSUs”.

(4)	Common shares registered in the name of 1280628 Ontario Ltd.

(5)	Common shares registered in the name of the Orton Trust.

As indicated above by the “Equity at Risk”, four directors of the Company hold common shares and/or DSUs in excess of the minimum equity investment guideline of U.S.$350,000 and the Chief Executive Officer holds common shares and/or RSUs in excess of this guideline. The other directors have three years from January 1, 2004 to reach this guideline. The remaining required investment to meet this guideline is set out above for each such director.

DIRECTORS AND OFFICERS INSURANCE

Directors and officers are insured against liability in their capacity as directors and officers under coverage maintained by the Company. The total coverage has a liability limit of U.S.$45,000,000 comprised of

U.S.$15,000,000 of primary coverage and U.S.$30,000,000 in excess coverage with a deductible of U.S.$5,000,000 (each loss). During 2005, the annual premium was approximately U.S.$2,501,840. No amount of the premium is paid by the directors or officers.

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INVESTMENT PERFORMANCE GRAPH

The following graph shows a five year comparison of the percentage change in the Company’s cumulative total shareholder return on Cdn.$100 invested in its common shares on August 31, 2000 with the cumulative total return of the TSX/S&P Composite Index over the same period.

Cumulative Value of a Cdn.$100 Investment

	Aug.	Aug.	Aug.	Aug.	Aug.	Aug.
	31/00	31/01	31/02	31/03	31/04	31/05

TSX/S&P	100	66.70	60.61	70.25	79.73	103.38

ATI	100	100.70	64.89	148.23	134.96	102.20

EQUITY PLANS

The Company has established a share option plan (the “Option Plan”), three restricted share unit plans (“RSU Plans”) and a share purchase plan (the “Share Purchase Plan”) which are designed to encourage all eligible employees, executive officers and management directors of the Company to align their interests directly to those of shareholders and allows the Company to maintain competitive compensation programs that enables it to attract and retain employees in the high-tech sector where such compensation programs are standard. The material terms of each of the Option Plan, RSU Plans and Share Purchase Plan are described below.

Share Option Plan

Under the Option Plan, employees and executive officers of the Company are eligible to receive stock options. Approximately 2,900 employees of the Company have been awarded stock options pursuant to the Option Plan (representing approximately 85% of the Company’s employees). Non-management directors are no longer permitted to receive options and no options have been granted to non-management directors in the past three years. Three non-management directors currently hold an aggregate of 225,000 previously granted options. Non-management directors are eligible to receive DSUs. For information regarding the Company’s DSU Plan, please see “Compensation of Directors”.

Subject to the requirements of the Option Plan, the Board of Directors has the authority to select those employees and executive officers to whom options are granted, the number of options granted to each individual and the price at which the common shares may be purchased. The exercise price for purchasing

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common shares under the Option Plan is not less than the weighted average of the trading prices of the common shares on the Toronto Stock Exchange or the NASDAQ Stock Market for the five trading days preceding the date on which the Board of Directors determines that the grant of the option is to be effective. Options vest in accordance with terms determined by the Board of Directors. Currently, the Board of Directors grants options under the Option Plan that vest as to 25% of the award on the first anniversary of the date of grant, with the remainder vesting on a pro-rata basis quarterly over the ensuing three years. The options granted pursuant to the Option Plan are not transferable and have a maximum term of seven years. Options may not be repriced downward without shareholder approval.

At last year’s annual meeting, shareholders approved an amendment to the Option Plan that provided the Board of Directors with the discretion to award tandem stock appreciation rights (“SARs”) in connection with all or a portion of the existing and future options granted under the Option Plan. Tandem SARs provide an optionee with the right to surrender vested options for termination in return for common shares with a market value equal to the net proceeds that the optionee would have otherwise received had such optionee exercised the vested options and immediately sold the underlying common shares.

For example, if awarded tandem SARs, an employee could realize value on 100 options having an exercise price of $20.00 at a time when the market price of the Company’s common shares is $25.00 by either (a) paying the Company $2,000 to exercise the options, receiving 100 common shares and immediately selling these shares for gross proceeds of $2,500, thereby realizing a profit of $500; or (b) exercising the corresponding tandem SAR and receiving (and immediately selling) 20 common shares with a market value of $500. In both circumstances, the employee would receive $500, however, by exercising tandem SARs, only 20 shares are issued from treasury rather than the 100 shares that would be issued upon exercise of the option. The awarding of tandem SARs is expected to reduce the dilutive effect of the Option Plan, as most optionees who are awarded tandem SARs are expected to exercise tandem SARs in lieu of their options.

When tandem SARs are exercised, the corresponding options are terminated and the underlying common shares, less the number of common shares issued upon the exercise of the tandem SARs, will be available for issuance upon the exercise of future options, tandem SARs or RSUs granted under the Company’s share incentive plans, as is currently the case for options which expire or are otherwise surrendered or terminated without having been exercised.

The Option Plan also provides that the number of common shares reserved for issuance and which may be issued within a one-year period, pursuant to options granted to insiders (as defined in the Securities Act (Ontario)) pursuant to the Option Plan and all other share compensation arrangements established by the Company is limited to 10% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period. Furthermore, the number of common shares which may be issued within a one-year period to any one insider and such insider’s associates (as defined in the Securities Act (Ontario)) pursuant to the Option Plan and all other share compensation arrangements is limited to 5% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period.

On termination of employment, for any reason except involuntary termination without cause, all unvested options are forfeited and vested options may be exercised for a period of 60 days following termination. Upon involuntary termination without cause, the Company may, at its discretion, permit a participant’s options to continue to vest during any statutory or common law severance period or any period of reasonable notice required by law. Vested options may be exercised up to 60 days following such severance or notice period. Upon the death of a participant, all options immediately vest and may be exercised by the deceased participant’s estate for a period of six months following death.

There are 47,000,000 common shares (currently representing 18.67% of the Company’s issued and outstanding common shares) available under the Option Plan, of which 25,857,571 are reserved to be issued pursuant to

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options that have already been granted (currently representing 10.27% of the Company’s issued and outstanding common shares). 18,662,591 common shares (currently representing 7.41% of the Company’s issued and outstanding common shares) will be available to be issued pursuant to the exercise of options that may be granted under the Option Plan in the future or, in certain circumstances, pursuant to the vesting of RSUs as described below.

Tandem SARs were awarded in connection with 3,169,015 options granted in fiscal 2005. It is currently intended that tandem SARs will be awarded in connection with all other options granted since September 1, 2002. Once this occurs, tandem SARs will have been awarded in connection with a total of 14,007,755 of the Company’s outstanding options and, as explained above, this is expected to reduce the dilutive effect that would otherwise result from the exercise of these options.

The Option Plan is of particular importance to the Company in providing competitive compensation within the North American high-tech industry. If the Company cannot attract and retain top high-tech talent in North America, the Company may be “at risk” in delivering on its business strategy, which could have a negative impact on the Company’s share price and shareholder value. Like other North American high-tech companies, share option awards are provided to a large proportion of the Company’s employees and such options represent a significant portion of most of the Company’s employees’ total compensation. A total of 5,354,205 options were granted in fiscal 2005, of which 4,608,205 options were granted to employees (representing 1.83% of the Company’s issued and outstanding common shares) and 746,000 options were granted to executive officers (representing 0.30% of the Company’s issued and outstanding common shares). Overall, 25,857,571 options were outstanding as of December 1, 2005 of which 23,075,210 are held by employees (representing 9.17% of the Company’s issued and outstanding common shares) and 2,557,361 are held by executive officers (representing 1.02% of the Company’s issued and outstanding common shares).

The Option Plan is the only share compensation arrangement under which the Company may grant options. In connection with the Company’s acquisition of ArtX, Inc. in April of 2000, as part of the acquisition terms, the Company assumed all options outstanding under ArtX Inc.’s 1997 Equity Incentive Plan (the “ArtX Plan”). As at December 1, 2005, under the ArtX Plan, options to purchase 726,066 common shares of the Company were outstanding. No further options may be granted under the ArtX Plan.

Restricted Share Unit Plans

In October 2003, the Company announced the adoption of three plans to grant RSUs as part of the Company’s overall stock-based compensation plan. The RSU Plans allow participants to earn actual shares (or, for non-North American participants, the cash equivalent) of the Company over time, rather than options that give employees the right to purchase stock at a set price.

The RSU Plans include: a plan for Canadian employees and directors (the “Canadian Plan”), a plan for U.S. employees and directors (the “U.S. Plan”), and a plan for all other employees and directors (the “Global Plan”). In accordance with the terms of the RSU Plans, the Board of Directors approves which employees and directors are entitled to participate in the respective plan (the “participants”) and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to an account that is established on their behalf and maintained in accordance with the respective RSU Plan. Each RSU awarded conditionally entitles the participant to the delivery of one common share (or cash in lieu of such share under the Global Plan) upon attainment of the RSU vesting period. RSUs awarded to participants vest in accordance with terms determined by the Board of Directors, which terms may include certain performance criteria in which the number of common shares (or cash in lieu of such common shares under the Global Plan) to be delivered to a participant in respect of each RSU awarded is dependent upon the Company’s performance and/or market price of the common shares, as determined by the Board of Directors. The performance terms that the Board of Directors may apply to RSUs are intended to strengthen the link between the Company’s performance and the value of the RSUs at the time that they are paid out. RSUs are non-transferable.

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At the time that any RSUs are granted under the Canadian Plan and the U.S. Plan, the Board of Directors must determine whether the common shares to be delivered to participants upon the vesting of such RSUs will be purchased on the open market, issued from treasury or obtained from a combination of market purchases and treasury issuances. Under the Global Plan, the Board of Directors must determine whether participants will receive cash or treasury shares (or a combination of both) upon the vesting of RSUs. Shares from treasury are issued from the pool of common shares that are available to be issued under both the Option Plan and the RSU Plans. Although a maximum of 47,000,000 common shares are available to be issued pursuant to the Option Plan, only a maximum of 3,000,000 common shares may be issued from treasury under the RSU Plans (currently representing 1.19% of the Company’s issued and outstanding common). Therefore each common share issued from treasury upon vesting of an RSU reduces the total number of common shares available for issuance under the Option Plan. RSUs that are satisfied through the purchase of common shares on the market vest over a maximum period ending on December 31 of the third calendar year after the date of grant.

The RSU Plans also provide that the number of common shares reserved for issuance and which may be issued within a one-year period, pursuant to RSUs granted to insiders (as defined in the Securities Act (Ontario)) pursuant to the RSU Plans and all other share compensation arrangements established by the Company is limited to 10% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period. Furthermore, the number of common shares which may be issued within a one-year period to any one insider and such insider’s associates (as defined in the Securities Act (Ontario)) pursuant to the RSU Plans and all other share compensation arrangements is limited to 5% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period.

On termination of employment for any reason, all unvested RSUs are forfeited. At the Company’s discretion, upon involuntary termination without cause, a participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law. Upon the death of a participant, all unvested RSUs are immediately vested and distributed to the participant’s estate.

If the common shares to be delivered upon the vesting of RSUs are purchased in the market instead of issued from treasury, under the Canadian Plan, after RSUs are awarded to participants and prior to vesting, the Company will provide funds to a trust established for the purpose of purchasing on the market, and holding in trust, common shares to be delivered to Canadian participants in exchange for RSUs once the applicable vesting criteria have been met. Similarly, under the U.S. Plan, the Company will provide funds to a U.S. broker, who will purchase common shares for delivery to a custodian to be held on behalf of U.S. participants pending satisfaction of the applicable RSU vesting criteria. Under the Global Plan, once an RSU vests, if common shares are not to be issued from treasury, the participant under the Global Plan is only entitled to receive a cash payment from the Company equal to the number of RSUs awarded to such participant multiplied by the value of the common shares on the NASDAQ Stock Market at the relevant vesting date.

In fiscal 2005, the Company awarded a total of 1,183,488 RSUs to approximately 2,000 employees, of which 30,000 RSUs will be satisfied with common shares previously purchased on the market, the remainder being satisfied with shares to be issued from treasury. All of the RSUs awarded to employees and executive officers in fiscal 2005 vest over a period of three years. For 1,084,723 of these RSUs, the number of common shares to be delivered to a participant (or cash in lieu of common shares for 71,105 of 1,084,723 RSUs for participants under the Global Plan) for each such RSU that vests may fluctuate from 50% to 150% of the vested RSUs awarded based upon the Company’s performance relative to a combination of predetermined corporate performance measures and the market price of the common shares. No performance criteria attach to any RSUs awarded prior to fiscal 2005. Overall, 1,656,959 RSUs are currently outstanding (representing less than 0.66 of 1% of the issued capital of the Company) of which 476,567 RSUs will be satisfied with common shares purchased on the market, 1,088,000 RSUs will be satisfied with common shares issued from treasury and 92,392 RSUs will be paid out in cash. Of the 3,000,000 common shares available for issuance from treasury

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under the RSU Plans, a maximum of 1,581,143 common shares have been reserved for issuance pursuant to RSUs that have been granted, although not all of these common shares may be issued depending on the Company’s performance or if any of the RSUs are terminated. At least 1,418,858 common shares remain available to be issued pursuant to RSUs that may be granted in the future, although more common shares may become available depending on the Company’s performance or if any of the RSUs are terminated. Of the total number of RSUs outstanding, 985,463 RSUs have been awarded under the Canadian Plan, 579,104 RSUs have been awarded under the U.S. Plan and 92,392 RSUs have been awarded under the Global Plan. An aggregate of 1,531,960 outstanding RSUs have been awarded to employees (excluding executive officers) and 124,999 outstanding RSUs have been awarded to executive officers. No RSUs have been awarded to members of the Board of Directors.

RSUs are accounted for as a compensation expense under the fair value method of accounting.

Share Purchase Plan

The Company established the Share Purchase Plan to provide employees with an opportunity to purchase common shares of the Company, furthering participants’ alignment with the interests of shareholders and allowing them to share in the financial success to which they contribute. Under this plan, the Company contributes $l.50 for every $9.00 contributed by an employee to acquire common shares of the Company. The Share Purchase Plan is currently available to employees in Canada and the United States.

Equity Compensation Plan Information

The following table outlines certain information relating to the securities authorized for issuance under the Company’s equity plans as at August 31, 2005.

	Number of securities to be	Weighted-average exercise	Number of securities
	issued upon exercise of	price of outstanding	remaining available for
	outstanding options,	options, warrants and	future issuance under
	warrants and rights	rights (3)	equity plans (excluding
			securities reflected in
			column (a))
Plan Category	(a)	(b)	(c)

Equity plans approved by
securityholders
Option Plan(1)	26,157,958	13.22	17,911,973(4)(5)
RSU Plans(2)	1,067,375(5)	-

Equity plans not approved by
securityholders
ArtX Plan(1)	758,566	0.33	-

Total	27,983,899	12.86(6)

(1)	The material features of the Option Plan and the ArtX Plan are described above under the heading “Equity Plans – Share Option Plan”.

(2)	The material features of the RSU Plans are described above under the heading “Equity Plans – Restricted Share Unit Plans”.

(3)	All amounts are expressed in United States dollars converted at the exchange rate of U.S.$0.811 to Cdn.$1.00 for the year ended August 31, 2005.

(4)	As at August 31, 2005, 17,911,973 common shares were available for issuance under the equity plans (of which only 1,932,625 common shares remain available for issuance from treasury under the RSU Plans, assuming 1,067,375 common shares will be issued under the RSU Plans).

(5)	A number of outstanding RSUs are subject to certain performance criteria. If these performance measures are exceeded, a maximum of 1,566,830 common shares may be issued from treasury upon the vesting of all outstanding RSUs and 17,412,518 common shares remain available for issuance under the equity plans (of which only 1,433,170 common shares remain available for issuance from treasury under the RSU Plans). However, if these performance measures are not met, only 567,920 common shares will be issued from treasury upon the vesting of all outstanding RSUs and 18,411,428 common shares remain available for issuance from treasury under the equity plans (of which only 2,432,080 common shares remain available for issuance from treasury under the RSU Plans).

(6)	This is a weighted average calculation based on the exercise prices of all outstanding options.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company continues to build on the strong governance foundation established as a result of the significant review of corporate governance policies and practices that it undertook in fiscal 2003. The Company is subject to many provisions of the Sarbanes-Oxley Act of 2002 (“SOX”) and related rules of the U.S. Securities and Exchange Commission, the governance standards of the NASDAQ stock market (the “NASDAQ Rules”) and the rules and policies of the Canadian Securities Administrators (the “CSA”) regarding audit committees and the certification of certain annual and interim filings. In addition, in fiscal 2005, the CSA finalized, and the Company became subject to, National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines (the “New Governance Rules”). The following disclosure of the Company’s approach to corporate governance outlines the various procedures, policies and practices that the Company and the Board of Directors have implemented to address all of the foregoing requirements and, where appropriate, reflect current best practices.

CORPORATE GOVERNANCE GUIDELINES

To enhance the Company’s commitment to maintaining a high standard of corporate governance, the Board of Directors adopted the Corporate Governance Guidelines in fiscal 2003. The Corporate Governance Guidelines assist the Board of Directors with respect to meeting the Company’s corporate governance responsibilities. Among other things, the Corporate Governance Guidelines address the following matters:

  Board Organization and Membership – including a requirement for a majority of the directors on the Board to be independent and a prohibition on retaining directors for consulting services without Board pre-approval;
  Board Committees – including independence and financial literacy requirements for the Audit Committee and a requirement for the Human Resource and Compensation Committee and the Governance and Nominations Committee to be composed of a majority of independent directors;
  Board Meetings – including a requirement that the directors meet in camera with only independent directors present at each scheduled quarterly Board meeting;
  Board’s Relationship with Management – including a requirement for the Board to establish general authority guidelines that place limits on management’s approval authority;
  Director Responsibilities and Performance – including the assessment of the overall performance and effectiveness of the Board, each committee, the Chair of the Board, each committee chair and each director on an annual basis; and
  Ethics and Conflicts of Interest – including the requirement that any waiver of the Company’s ethics policies with respect to any director or executive officer be granted by the Board (or a Board committee) only.

CODE OF ETHICS

In fiscal 2003, the Company adopted a Code of Ethics that complies with the requirements of the NASDAQ Rules and is applicable to all of the Company’s directors, officers, employees, contractors and consultants. The Code of Ethics is also consistent with recommendations in the New Governance Rules. The Code of Ethics generally outlines standards of conduct that must be met in the carrying out of one’s employment with the Company including: (i) guidelines on the acceptance or offering of monetary compensation, gratuities or other advantages in the conduct of business; (ii) guidelines relating to dealings with public officials; and (iii) prohibitions on the inappropriate gathering of competitive information. The Code of Ethics also provides detailed guidelines with respect to the identification and declaration of conflicts of interest, the protection of proprietary information and the appropriate use of the Company’s computer and communications systems. It is ultimately the Board of Directors’ responsibility for monitoring compliance with the Code of Ethics. The Board of Directors has delegated this responsibility to the Governance and Nominations Committee which, among other things, reviews the Code of Ethics periodically, is responsible for granting any waivers from the

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Code of Ethics and reviews management’s monitoring of compliance with the Code of Ethics. To date, no waivers of the Code of Ethics have been granted. The Audit Committee also monitors complaints regarding accounting, internal controls or auditing matters. Monitoring of accounting, internal controls and auditing matters, as well as violations of the law, the Code of Ethics and other Company policies or directives, occurs through the reporting of complaints and concerns to the Company’s Alertline (an externally provided hotline). A copy of the Code of Ethics is available on the Company’s website at www.ati.com, on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.

BOARD OF DIRECTORS

In November 2005, Mr. Ho retired as a director and Chairman of the Company. Dr. Fleck, who was serving as the Company’s Lead Director, has been elected by the Board of Directors as the Company’s new non-executive, independent Chair of the Board of Directors.

As at August 31, 2005, the Board of Directors was comprised of seven members. The Board of Directors has concluded that a majority of those directors, specifically five out of seven (or 71%), were “independent”. The Board’s determination as to each director’s independence is made with reference to definitions under applicable securities laws and stock exchange regulations. Each of Mr. Horn, Dr. Fleck (now Chair of the Board of Directors), Dr. Russo, Mr. Caldwell and Dr. Young meet the definitions of independence under applicable securities laws and stock exchange regulations and are considered by the Board to be independent. Mr. Ho, then Chairman of the Board of Directors, was not considered to be independent because he is a recent former Chief Executive Officer of the Company. Mr. Orton, a nominee for election as a director, if elected, will not be considered to be independent because he is the Chief Executive Officer of the Company. Although Dr. Chwang is an outside, non-management director, he does not meet the definitions of independence under applicable securities laws and stock exchange regulations solely by reason of the fact that his spouse is the sister of an officer of the Company. This officer is not however a senior executive of the Company. The Board does not view this relationship as interfering in any way with the exercise of Dr. Chwang’s independent judgment.

Certain directors of the Company are also directors of other public corporations in Canada and in other jurisdictions. No director of the Company sits on the board of a public corporation on which another director of the Company also sits. Information as to such other directorships is set out in the biography of each director set out under the heading “Business of the Meeting – Election of Directors”. Each biography also outlines the director’s relevant experience and expertise. For information regarding the compensation of directors, see “Executive Compensation – Compensation of Directors”. For information regarding share ownership guidelines for directors and the equity at risk for each director, see “Executive Compensation – Share Ownership Guidelines for Directors and the Chief Executive Officer”.

BOARD AND COMMITTEE MEETINGS

The Board of Directors meets regularly to review the business operations and financial results of the Company. Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of the Company. Dr. Fleck, an unrelated and independent director, served as Lead Director of the Board until his appointment as Chair of the Board in November 2005. As then Lead Director and now Chair, Dr. Fleck chairs all meetings and reviews the agenda for each Board meeting with management. The Board of Directors also functions independently of management by holding in camera executive sessions without management present. For fiscal 2006, in camera executive sessions will be held with only the independent directors present at all scheduled quarterly Board and committee meetings and at other times throughout the year as required. In fiscal 2005, the directors of the Company held 4 in camera executive sessions. During the fiscal year ended August 31, 2005, the number of Board and committee meetings held and the attendance of directors at these meetings were as follows:

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  12 Board meetings;
  6 Audit Committee meetings;
  3 Human Resource and Compensation Committee meetings; and
  2 Governance and Nomination Committee meetings.
Director	Board Meetings	Committee Meetings

K.Y. Ho	10 of 12 (83%)	-

Alan Horn	11 of 12 (92%)	6 of 6 (100%)

James Fleck	12 of 12 (100%)	11 of 11 (100%)

Paul Russo	10 of 12 (83%)	3 of 3 (100%)

Ronald Chwang	12 of 12 (100%)	2 of 2 (100%)

John Caldwell	11 of 12 (92%)	10 of 11 (91%)

Robert Young	10 of 12 (83%)	6 of 6 (100%)

BOARD MANDATE

The Board of Directors adopted a written mandate for the Board (the “Mandate of the Board of Directors”) in fiscal 2003 to confirm and enhance the Board of Directors’ ongoing duty and responsibility for stewardship of the Company. A copy of the Mandate of the Board of Directors is attached to this Circular as Schedule “A”. The Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board of Directors generally discharges its responsibilities either directly or through the Audit Committee, Human Resource and Compensation Committee and the Governance and Nominations Committee. Specific responsibilities of the Board of Directors set out in the Mandate of the Board of Directors include:

  Appointing Management – including final approval of all senior management appointments and their compensation and the oversight of succession planning programs;
  Strategic Planning – including the review and approval of the Company’s business, financial and strategic plans on at least an annual basis;
  Monitoring of Financial Performance – including the review of the Company’s ongoing financial performance and results of operations and review and approval of the Company’s audited and interim financial statements and MD&A;
  Risk Management – including the identification of the Company’s principal business risks and the implementation of appropriate systems to effectively monitor and manage such risks;
  Establishing Policies and Procedures – including the approval and monitoring of all policies and procedures including those related to corporate governance, ethics and confidentiality;
  Communication and Reporting – including the oversight of the timely and accurate disclosure of financial reports and other material corporate developments; and
  Other Responsibilities – including those related to position descriptions, orientation and continuing education, nomination of directors and Board evaluations.

BOARD COMMITTEES

Currently, each of the Audit Committee, the Human Resource and Compensation Committee and the Governance and Nominations Committee are composed of non-management directors all of whom are considered to be “independent” as determined under applicable securities laws and stock exchange regulations, with the exception of Dr. Chwang who serves on the Governance and Nominations Committee. Dr. Chwang is an outside, non-management director but does not meet the definitions of independence under applicable securities laws and stock exchange regulations solely by reason of the fact that his spouse is the sister of an officer of the Company. This officer is not however a senior executive of the Company. The Board of

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Directors does not view this relationship as interfering in any way with the exercise of Dr. Chwang’s independent judgment or affecting the independent operation of the Governance and Nominations Committee. Although the Governance and Nominations is not composed entirely of independent directors within the meaning of applicable securities laws and stock exchange regulations, the Board of Directors ensures an objective nomination process and satisfies NASDAQ’s requirements relating to the nomination of directors by requiring director nominees to be selected by a majority of the independent directors on the Board of Directors.

Audit Committee

Currently, the members of the Audit Committee are Messrs. Horn (Chair), Fleck, Caldwell and Young. The Audit Committee has direct communication channels with the Company’s internal finance department to review issues as appropriate and meets directly with internal and external auditors of the Company on a regular basis. In December 2004, the Board of Directors adopted a revised Audit Committee Charter which is attached as a Schedule to the Company’s annual information form that is available on the Company’s website at www.ati.com, on SEDAR at www.sedar.com and on the EDGAR at www.sec.gov. The Audit Committee Charter outlines, among other things, the mandate of the Audit Committee to:

  oversee the integrity of the Company’s financial statements and financial reporting process;
  oversee the qualifications and independence of the Company’s external auditors;
  oversee the scope of the annual audit plan;
  oversee the work of the Company’s financial officers and executives, internal auditors and external auditors; and
  provide an open avenue of communication between the external auditors, the Board and management.

In accordance with applicable securities laws and stock exchange regulations, each of the members of the Audit Committee is “financially literate.” Mr. Horn and Mr. Caldwell, both of whom are Chartered Accountants, are each considered to be a “financial expert”. Each member of the Audit Committee has the ability to perform his responsibilities as an Audit Committee member based on their education and/or experience as summarized below:

  Mr. Horn (Chair)    Chartered Accountant;
  Chief Financial Officer of Rogers Communications Inc.
  Mr. Caldwell    Chartered Accountant;
  Former Chief Financial Officer of CAE Inc.;
  Director and chair of the audit committee of Cognos Inc., Faro Technologies Inc. and Stelco Inc.;
  Dr. Fleck    Director of Certicom Corp.;
  Doctorate in Finance, Harvard University.
  Mr. Young    Director and chair of the audit committee of Tessera
  Former Managing Director in Corporate Finance, Dillon, Read & Co.

The Board of Directors, upon the recommendation of the Audit Committee, has adopted a written policy on auditor independence (the “Policy”). Under the Policy, except in very limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the Audit Committee. The Policy prohibits the auditors from providing the following types of non-audit services:

  bookkeeping or other services related to the accounting records or financial statements of the Company;
  financial information systems design and implementation;
  appraisal or valuation services, fairness opinion, or contribution-in-kind reports;

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  actuarial services;
  internal audit outsourcing services;
  management functions or human resources services;
  broker or dealer, investment advisor or investment banking services on behalf of the Company; and
  legal services and expert services unrelated to the audit.

The Policy also permits the auditors to provide other types of non-audit services, including tax services, but only if approved in advance by the Audit Committee, subject to limited exceptions.

Human Resource and Compensation Committee

Currently, the members of the Human Resource and Compensation Committee are Messrs. Caldwell (Chair), Fleck and Russo. Among other things, the Human Resource and Compensation Committee reviews the remuneration of the Chair of the Board of Directors, Chief Executive Officer and all Senior Vice-Presidents who report directly to the Chief Executive Officer and reviews and makes recommendations concerning the operation of the Company’s Option Plan, RSU Plans and Share Purchase Plan. During fiscal 2003, the Board of Directors adopted the Human Resource and Compensation Committee Charter which outlines, among other things, the responsibilities of the Human Resource and Compensation Committee with respect to reviewing and making recommendations on the Company’s compensation strategy, policies and process; reviewing annually the competitiveness and appropriateness of the compensation package for the Chief Executive Officer and other key senior management employees; assessing the insurance policy for directors and officers; reviewing succession plans relating to the position of Chief Executive Officer and other senior positions; administering the share based compensation plans; recommending compensation for directors; and annually preparing the Report on Executive Compensation that is disclosed in the annual management information circular prepared in connection with the Company’s annual meeting of shareholders. The Human Resource and Compensation Committee is also responsible for reviewing management’s policies and practices to ensure compliance with the prohibition contained in SOX with respect to the making of or arranging for personal loans to directors and senior officers.

For information regarding the process by which the Board of Directors determines the compensation for the Company’s directors and officers please see “Statement of Executive Compensation – Report on Executive Compensation” and “Statement of Executive Compensation – Compensation of Directors”. Towers Perrin, a global human resources consulting firm, worked with the Company to review the competitiveness of senior executive compensation and design the long-term incentive arrangements. Towers Perrin also assisted the Company in assessment of the competitiveness of employee compensation and with benefits consulting.

Governance and Nominations Committee

Currently, the members of the Governance and Nominations Committee are Messrs. Fleck (Chair), Chwang and Caldwell. Generally, the Governance and Nominations Committee oversees and assesses the functioning of the Board of Directors and the committees of the Board of Directors and identifies and recommends qualified director candidates for election to the Board of Directors. During fiscal 2003, the Board of Directors adopted the Governance and Nominations Committee Charter which outlines, among other things, the responsibilities of the Governance and Nominations Committee with respect to identifying and recommending qualified director nominees to the Board of Directors; annually reviewing and revising the Company’s approach to governance issues; reviewing the Code of Ethics; periodically reviewing management’s systems and practices for filing of insider reports in connection with trading in the Company’s securities; and reviewing and approving the corporate governance report to be included in the Company’s management information circular. Annually, the Governance and Nominations Committee assesses the size of the Board of Directors, the competencies, skills and personal qualities required of the Board of Directors as a whole and directors to possess in order to add value to the Company, and the competencies, skills and personal qualities of existing directors. Based on this assessment, the Governance and Nominations Committee will consider whether to

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recommend any changes to the composition of the Board of Directors. When required, the Governance and Nominations Committee will evaluate potential candidates for director having regard to the background, employment and qualifications of possible candidates and will consider whether the candidate’s competencies, skills and personal qualities are aligned with the Company’s needs. In accordance with its Charter, the Governance and Nominations Committee has also implemented policies to enable an individual director to engage an outside advisor at the expense of the Company with the approval of the Governance and Nominations Committee.

Position Descriptions

In fiscal 2005, the Board approved position descriptions for the Chair/Lead Director of the Board, Board members and Chairs of Board committees and the Chief Executive Officer. In accordance with its Charter, the Governance and Nominations Committee is responsible for annually reviewing and making recommendations to the Board regarding the position descriptions for the Board, the Chair of the Board, the Chair of each Committee of the Board and (in conjunction with the Human Resource and Compensation Committee) the Chief Executive Officer.

The Chair/Lead Director of the Board is responsible for, among other things, overseeing the Board’s discharge of its duties, governing the conduct of the Board, assisting Board committees and acting as a liaison between the Board and management. Chairs of Board committees are responsible for, among other things, scheduling, setting agendas for and presiding over committee meetings and acting as a liaison between the committee and the Board. Directors generally are expected to possess appropriate knowledge of the Company’s business and industry issues and to effectively contribute to the Board and its committees. The Chief Executive Officer is responsible for, among other things, overseeing the day-to-day business affairs of the Company, recommending to the Board annual business plans and budgets and supervising senior management.

ANNUAL GOVERNANCE REVIEW

This past year, in connection with its ongoing consideration of governance matters, the Board of Directors and its committees undertook the following:

Document/Policy	Summary of Action Taken
Corporate Governance Guidelines	Annual	review completed and changes arising
from the New Governance Rules were made and
approved by the Board.

Mandate of the Board of Directors	Annual	review completed and changes arising
from the New Governance Rules were made and
approved by the Board.

Audit Committee Charter	Annual	review completed and minor changes
arising from language in the Canada Business
Corporations Act were made and approved by the
Board.

Human Resource and Compensation Committee	Annual	review completed and changes arising
Charter	from the New Governance Rules were made and
approved by the Board.

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Document/Policy	Summary of Action Taken
Governance and Nominations Committee Charter	Annual review completed and changes arising
from the New Governance Rules were made and
approved by the Board.

Position Descriptions	New Position Descriptions for the Chair/Lead
Director of the Board, Board members and Chairs
of Board committees and the Chief Executive
Officer were finalized and approved by the
Board.

The Company also maintains, and the Board periodically reviews, other governance-related policies, including a code of ethics, a corporate disclosure policy, a policy and procedures governing insider trading, an auditor independence policy and a treatment of complaints policy.

BOARD ASSESSMENT

The Governance and Nominations Committee is responsible for annually assessing the effectiveness of the Board of Directors as a whole and each committee of the Board of Directors and making recommendations to the Board of Directors thereon. The Governance and Nominations Committee is also responsible for evaluating the performance of the Chair of the Board, the Chair of each Committee and the performance and contribution of individual directors. The process involves the Governance and Nominations Committee assigning the task of conducting an annual survey of directors (with respect to their views on the effectiveness of the Board of Directors, the Chair of the Board, each committee of the Board and its Chair and individual directors) to a member of the Committee. In 2005, Dr. Fleck, as then Lead Director and Chair of the Governance and Nominations Committee, conducted the annual survey of directors. Dr. Fleck prepared the annual survey, circulated a copy to each Board member for their review and consideration and met in person or by telephone with each Board member to confidentially discuss their responses to the questions posed in the annual survey. As part of the survey, a peer review was conducted by Dr. Fleck consulting with each director on their views as to the performance and contribution of individual directors. Dr. Fleck then presented his report of the results of the annual survey to the Committee. The Committee then conducted its annual evaluation of the Board of Directors and each committee of the Board with reference to the annual survey. The Committee also conducted its annual evaluation of the Chair of the Board, the Chair of each Committee and the performance and contribution of individual directors, having regard for the position descriptions for the Board of Directors, the Chair of the Board and the Chair of each Committee, the results of annual surveys of the directors, attendance at Board of Directors and Board committee meetings and overall contribution. The Committee then reported to the Board of Directors on the overall results of its assessment of the Board of Directors, its committees and the directors.

ORIENTATION AND CONTINUING EDUCATION

Pursuant to the Governance and Nominations Committee Charter, it is the responsibility of the Governance and Nominations Committee to oversee an orientation program for new directors and ongoing educational opportunities for all directors. In 2005, the Board of Directors, upon the recommendation of the Governance and Nominations Committee, adopted a written policy on director orientation and continuing education (the “Board Education Policy”). Under the Board Education Policy, newly appointed directors will attend an orientation session hosted by the Governance and Nominations Committee. The purpose of the orientation session is to familiarize new directors with the Company’s business and operations (including the Company’s reporting structure, strategic plans, significant financial, accounting and risk issues, and compliance programs and policies), management and external auditors. New directors will also have an opportunity to meet with management and other members of the Board of Directors to familiarize themselves with the business of the Company and their responsibilities as members of the Board of Directors. New directors are also provided

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with a manual containing, among other things, a record of historical public information as well as copies of the Board’s mandate and the committees’ charters and corporate policies. Under the Board Education Policy, the Governance and Nominations Committee will from time to time arrange for presentations by key personnel or qualified outside consultants concerning topics relating to the Company’s business, changes to the Company’s legal and regulatory framework and corporate and board governance. The Governance and Nominations Committee also maintains a list of external continuing education programs held by professional organizations and universities designated especially for directors of public companies. Directors are encouraged to attend any of the external continuing education programs on the list.

OTHER BUSINESS

Management does not know of any matters to be brought before the Meeting other than those set forth in the Notice accompanying this Circular.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

The Canada Business Corporations Act, which governs the Company, provides that shareholder proposals must be received by September 1, 2006 to be considered for inclusion in the management information circular and the form of proxy for the 2006 annual meeting of shareholders, which is expected to be held on or about January 25, 2007.

ADDITIONAL INFORMATION

Current financial information on the Company is provided in the Company’s comparative financial statements and MD&A for the most recently completed financial year. This information and additional information relating to the Company can be found on the SEDAR website at www.sedar.com, on the Company’s website at www.ati.com and on the EDGAR website at www.sec.gov.

Copies of the Company’s latest Annual Information Form, together with any document incorporated therein by reference, Annual Report and Financial Statements and Management Information Circular may be obtained upon request to the Company’s Director of Investor Relations. The Company may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Company.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the directors.

DATED at Markham, Ontario, on December 1, 2005.

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SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

INTRODUCTION

The term “Company” herein shall refer to ATI Technologies Inc. and the term “Board” shall refer to the board of directors of the Company.

The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the foregoing enhance and preserve the underlying value of the Company.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company as a whole must be paramount at all times.

DUTIES OF DIRECTORS

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its committees, the Audit Committee, the Governance and Nominations Committee and the Human Resource and Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives, principal duties include, but are not limited to the following categories:

Appointment of Management
1.	The Board has the responsibility for approving the appointment of Chief Executive Officer and all other senior management, and approving their compensation, following a review of the recommendations of the Human Resource and Compensation Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company.

2.	The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

3.	The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.

Board Organization
4.	The Board will respond to recommendations received from the Governance and Nominations Committee and the Human Resource and Compensation Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

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5.	The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains it oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Strategic Planning
6.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals.

7.	The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed that the Company may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risk of the business.

8.	The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

Monitoring of Financial Performance and Other Financial Reporting Matters

9.	The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

10.	The Board is responsible for:

(a) adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company; and

(b) taking action when Company performance falls short of its goals or other special circumstances warrant.

11.	The Board shall be responsible for approving the audited financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements.

12.	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management
13.	The Board has responsibility for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

14.	The Board is responsible for the Company’s internal control and management information systems.

Policies and Procedures 15. The Board is responsible for:

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	(a)	developing the Company’s approach to corporate governance, including developing a set of corporate governance guidelines for the Company and approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

	(b)	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards and, in particular, adopting a written code of business conduct and ethics which is applicable to directors, officers and employees of the Company and which constitutes written standards that are reasonably designed to promote integrity and to deter wrongdoing.

16.	The Board enforces its policy respecting confidential treatment of the Company’s proprietary information and Board deliberations.

17.	The Board is responsible for monitoring compliance with the Company’s Code of Ethics. Any waivers from the code that may be granted for the benefit of the Company’s directors or executive officers must be granted by the Board (or a Board committee) only.

Communications and Reporting
18.	The Board has approved and will revise from time to time as circumstances warrant a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, the media and such other outside parties as may be appropriate.

19.	The Board is responsible for:

	(a)	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

	(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

	(c)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

	(d)	reporting annually to shareholders on its stewardship for the preceding year; and

	(e)	overseeing the Company’s implementation of systems which accommodate feedback from stakeholders.

Position Descriptions
20.	The Board is responsible for:

	(a)	developing position descriptions for the Chair of the Board, the chair of each Board committee and the CEO (which will include delineating management’s responsibilities);

	(b)	approving the corporate goals and objectives that the CEO is responsible for meeting; and

	(c)	developing a position description for the directors which sets out the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

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Orientation and Continuing Education
21.	The Board is responsible for:

	(a)	ensuring that all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Company expects from its directors) and that they understand the nature and operation of the Company’s business; and

	(b)	providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.

Nomination of Directors
22.	In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

	(a)	considering what competencies and skills the Board, as a whole, should possess;

	(b)	assessing what competencies and skills each existing director possesses; and

	(c)	considering the appropriate size of the Board, with a view to facilitating effective decision- making. In carrying out each of these responsibilities, the Board will consider the advice and input of the Governance and Nominations Committee.

23.	Director nominees shall be selected by a majority of the independent directors.

Board Evaluation
24.	The Board is responsible for ensuring that the Board, its committee and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Annual Review
25.	The Governance and Nominations Committee shall review and reassess the adequacy of this Mandate at least annually and otherwise as it deems appropriate and recommend changes to the Board, as necessary. The Governance and Nominations Committee will ensure that this Mandate or a summary that has been approved by the Governance and Nominations Committee is disclosed in accordance with all applicable securities laws or regulatory requirements in the Company’s annual management information circular or such other annual filing as may be permitted or required by applicable securities regulatory authorities.

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	MEETING TYPE:	ANNUAL MEETING

ATI TECHNOLOGIES INC.	MEETING DATE:	JANUARY 26, 2006 at 2:00 p.m. EST
	RECORD DATE:	DECEMBER 7, 2005
	PROXY DEPOSIT DATE:	JANUARY 25, 2006

	VOTE BY MAIL:	This form of proxy must be returned by mail
to: CIBC Mellon Trust Company, 200
Queens Quay East, Unit 6, Toronto,
Ontario M5A 4K9

	VOTE BY FACSIMILE:	You may fax your form of proxy to:
(416) 368-2502

Appointee(s)

The undersigned shareholder(s) of ATI Technologies Inc. (the “Company”) hereby appoint(s) James D. Fleck (Chair of the Board) or, failing him, David E. Orton (President and Chief Executive Officer), or failing him, Patrick Crowley (Senior Vice-President, Finance and Chief Financial Officer), as the lawful attorney and proxyholder of the undersigned, with full power of substitution to attend, vote and otherwise act for the undersigned in respect of all common shares held by the undersigned at the Company’s Annual Meeting of Shareholders (the “Meeting”) to be held on January 26, 2006 or at any and all adjournments thereof, to the same extent and with the same power as if the undersigned were personally present, and hereby revokes any proxy previously given. Without limiting the general authorization and powers hereby given, the proxyholder is specifically directed to vote as specified below or as provided in the accompanying management information circular.

You may appoint a person to attend, vote and act on your behalf at the Meeting, or any adjournment thereof, other than the persons specified above. Please write the name of the person attending the Meeting on the “Appointee” line below.

ATI TECHNOLOGIES INC.
MEETING DATE: JANUARY 26, 2006

Appointee			(Fill in only one box “X” in black or blue ink)
If you wish to attend the Meeting or designate another person to attend
on your behalf, print your name or the name of the person attending the			(B) Appointment of Auditors
Meeting on the “Appointee” line below.			FOR WITHHOLD
The appointment of [ ] [ ]
KPMG LLP as auditors for the
coming year and authorizing the
Please print appointee name			directors to fix their remuneration
If no voting instructions are indicated below, this form of proxy will be voted FOR each of the nominees in item (A) and FOR
item (B).
(Fill in only one box “X” per name in black or blue ink)

*NOTE* This form of proxy confers discretionary authority to vote on
(A)	Election of Directors		such other business as may properly come before the Meeting or any adjournment thereof.
	FOR WITHHOLD		*NOTE* This form of proxy should be read in conjunction with the
01)	John E. Caldwell [ ] [ ]		accompanying management information circular.

02)	Ronald Chwang [ ] [ ]

03)	James D. Fleck [ ] [ ]

04)	Alan D. Horn [ ] [ ]

05)	David E. Orton [ ] [ ]	Signature(s)	*INVALID IF NOT SIGNED* DATE (DD/MM/YY)

06)	Paul Russo [ ] [ ]
		Account No.	Shares
07)	Robert A. Young [ ] [ ]

Notes:

*This form of proxy must be dated and signed exactly as you name appears herein. When signing in a fiduciary or representative capacity, please give full title of such. In the case of joint shareholders, each must sign. Proxies from a corporation must be signed under corporate seal by an officer thereof, or by an attorney duly authorized in writing.

*If this proxy is not dated in the space above, upon receipt it will be deemed to bear the date on which it is mailed or delivered.

*To be valid, proxies must be deposited with CIBC Mellon Trust Company: (1) by mail or personal delivery to 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9; or (2) by facsimile to (416) 368-2502, in each case no later than 5:00 p.m. (Toronto time) on January 25, 2006, or if the Meeting is adjourned, no later than 5:00 p.m. (Toronto time) on the business day preceding the date of any adjournment of the Meeting.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: December 22, 2005	By:	/s/ Richard Brait Name: Richard Brait Title: General Counsel

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